UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number: 000-30962
Crucell N.V.

(Exact name of registrant as specified in its charter)
Archimedesweg 4-6
2333 CN Leiden
The Netherlands
Tel.: 31 71 519 9226

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value €0.24 per share
American Depositary Shares, each representing one Ordinary Share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     A. Crucell N.V. (“Crucell”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on October 26, 2000, when Crucell first registered securities under Section 12 of the Securities Act of 1933, as amended (“Securities Act”).
     B. Crucell has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding United States Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F. Crucell has filed at least one annual report under Section 13(a) of the Exchange Act on Form 20-F in the 12 months preceding the filing of this Form 15F.
Item 2. Recent United States Market Activity
     Crucell last sold securities in the United States in a registered offering under the Securities Act on October 27, 2000. Crucell filed a Registration Statement (File No. 333-167763) on Form F-3 with the Commission on June 25, 2010 (the “Registration Statement”) for the sale of its ordinary shares, par value €0.24 per share (“Ordinary Shares”), which may be represented by American depositary shares (“ADSs”), by a selling shareholder, JHC Nederland B.V., an affiliate of Johnson & Johnson. No securities were sold pursuant to the Registration Statement. Prior to the filing of this Form 15F, Crucell has filed a post-effective amendment to the Registration Statement terminating the registration of unsold securities thereunder.
Item 3. Foreign Listing and Primary Trading Market
     A. The primary trading market for Crucell’s securities is NYSE Euronext in Amsterdam, The Netherlands. Crucell has maintained a listing of its Ordinary Shares on NYSE Euronext in Amsterdam, The Netherlands, under the symbol “CRXL” and on the SIX Swiss Exchange in Zurich, Switzerland, under the symbol “CRX.” Crucell’s ADSs were listed on the NASDAQ Global Market Select (“NASDAQ”) under the symbol “CRXL.” Crucell filed a Form 25 on March 18, 2011, and Crucell’s ADSs were delisted from NASDAQ on March 28, 2011.
     B. Crucell’s Ordinary Shares have been listed on NYSE Euronext since October 27, 2000, including at the time of filing this Form 15F and during the 12-month period immediately preceding the date hereof.
     C. The percentage of trading of Crucell’s Ordinary Shares in on-exchange transactions in The Netherlands for the 12-month period from March 22, 2010 to March 22, 2011 represented approximately 74.3% of Crucell’s Ordinary Shares (including Ordinary Shares represented by ADSs) on a worldwide basis.

Item 4. Comparative Trading Volume Data
     Not applicable.
Item 5. Alternative Record Holder Information
     As of March 11, 2011, the number of record holders of the Ordinary Shares (including Ordinary Shares represented by ADSs) on a worldwide basis was 106.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     A. On March 8, 2011, Crucell published notice of its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act.
     B. Crucell disseminated such notice in the United States by means of a press release through Thomson Reuters and Hugin, which was also furnished to the Commission under cover of Form 6-K on EDGAR on March 9, 2011, and published on Crucell’s website, www.crucell.com, on March 8, 2011.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9.
     Not applicable.

PART III
Item 10. Exhibits
     None.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, Crucell N.V. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Crucell N.V. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

CRUCELL N.V.

	By:	/s/ René Beukema
Date: March 28, 2011	Name:	René Beukema
	Title:	General Counsel and Corporate Secretary

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